Exhibit 99.2

Contact: Robert Hughes

(201) 339-4600

For immediate release

Pamrapo, U.S. Attorney for New Jersey and Department of Justice

Resolve Investigation Into Pamrapo Savings Bank, S.L.A.

New Jersey, March 29, 2010—Pamrapo Bancorp, Inc. (NASDAQ: PBCI) today reported that its subsidiary, Pamrapo Savings Bank, S.L.A. (the “Bank”), entered into a plea agreement with the United States Attorney’s Office for the District of New Jersey and the U.S. Department of Justice (collectively, the “United States”) to resolve a previously disclosed investigation into Pamrapo Savings Bank, S.L.A.’s Bank Secrecy Act/Anti-Money Laundering (“BSA/AML”) compliance program. The plea agreement was approved by the Bank and the United States, and was accepted today by the Honorable Garrett E. Brown. Jr., Senior District Judge, United States District Court for New Jersey.

The Bank said today that it remains committed to achieving an effective and substantial BSA/AML program.

Under the agreement, the Bank pleaded guilty to a criminal information charging it with a single count of conspiracy to fail to file Currency Transaction Reports and Suspicious Activity Reports and to fail to establish an adequate anti-money laundering program as required by the Bank Secrecy Act and its implementing regulations. The agreement also requires the Bank to forfeit $5 million to the United States. This amount is consistent with what the Company previously disclosed to its stockholders.

As set forth in the criminal information, the specific conduct supporting the criminal charges generally took place during the period 2005 to 2007 and substantially pertains to actions of one individual identified in the information by the initials “R.P.”

According to the terms of the plea, the United States has agreed that it will not bring any additional criminal charges against the Bank in connection with the criminal conduct alleged in the Information. The agreement reflects that the Bank has fully cooperated with the criminal investigation. The Bank continues to cooperate fully with the criminal investigation.

Separately, the Bank agreed to a consent order and payment of a civil money penalty of $5 million assessed concurrently by the Office of Thrift Supervision (OTS) relating to the Bank’s BSA/AML compliance controls. The penalty does not require a separate payment to the OTS or United States from the amount forfeited pursuant to the agreement with the DOJ.

The agreements with the United States and the OTS do not affect the Bank’s customer funds or its FDIC insurance. After giving effect to the forfeiture and penalties, Pamrapo Bancorp and the Bank will continue to have capital levels above all bank regulatory capital requirements for “well capitalized” status. A reserve for the forfeiture and the concurrent OTS civil money penalty was previously established by the Bank. Pamrapo Bancorp does not anticipate these agreements will affect its previously disclosed merger with BCB Bancorp, Inc.

Finally, the Bank has not yet entered into a consent order with the Financial Crimes Network (FinCEN), but anticipates it will do so soon.

Pamrapo Bancorp, Inc. is a holding company whose principal subsidiary, Pamrapo Savings Bank, S.L.A., operates ten branch offices in Bayonne, Jersey City, Hoboken, and Monroe, New Jersey.

Forward-Looking Statements

This press release may include certain forward-looking statements based on current management expectations. The actual results of Pamrapo Bancorp, Inc. (the “Company”) could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of loan and investment portfolios of Pamrapo Savings Bank, S.L.A., the Company’s wholly-owned subsidiary, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products, services and prices. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

CONTACT

Robert A. Hughes

Investor Relations

201-339-4600